UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

GSE SYSTEMS, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

36227K106

(CUSIP Number)

Angeleno Investors III, L.P.

Angeleno Global Equities, L.P.

Attn: William Miller

2029 Century Park East, Suite 2980

Los Angeles, California 90067

Telephone (310) 552-2790

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 7, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36227K106	SCHEDULE 13D	PAGE 2 OF 14 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Angeleno Investors III, L.P. 26-3831605
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 781,536 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 781,536 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 781,536 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐ CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4% (See Item 5)
14	TYPE OF REPORTING PERSON* PN – Limited Partnership

* See Instructions

CUSIP No. 36227K106	SCHEDULE 13D	PAGE 3 OF 14 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Angeleno Global Equities, L.P. 27-4390348
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 200,000 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 200,000 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 200,000 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐ CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1% (See Item 5)
14	TYPE OF REPORTING PERSON* PN – Limited Partnership

* See Instructions

CUSIP No. 36227K106	SCHEDULE 13D	PAGE 4 OF 14 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Angeleno Group Management III, LLC 26-3831516
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 781,536 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 781,536 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 781,536 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐ CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4% (See Item 5)
14	TYPE OF REPORTING PERSON* OO – Limited Liability Company

* See Instructions

CUSIP No. 36227K106	SCHEDULE 13D	PAGE 5 OF 14 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Angeleno Equities Management I, LLC 27-4390302
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 200,000 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 200,000 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 200,000 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐ CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1% (See Item 5)
14	TYPE OF REPORTING PERSON* OO – Limited Liability Company

* See Instructions

CUSIP No. 36227K106	SCHEDULE 13D	PAGE 6 OF 14 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Angeleno Group, LLC 95-4878912
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 781,536 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 781,536 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 781,536 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐ CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4% (See Item 5)
14	TYPE OF REPORTING PERSON* OO – Limited Liability Company

* See Instructions

CUSIP No. 36227K106	SCHEDULE 13D	PAGE 7 OF 14 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Angeleno Group Advisors, LLC 47-4873215
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 200,000 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 200,000 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 200,000 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐ CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1% (See Item 5)
14	TYPE OF REPORTING PERSON* OO – Limited Liability Company

* See Instructions

CUSIP No. 36227K106	SCHEDULE 13D	PAGE 8 OF 14 PAGES

ITEM 1.	SECURITY AND ISSUER.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.01 per share (“Common Stock”), of GSE Systems, Inc., a Delaware corporation (“GSE”).

The address of the principal executive offices of GSE is 1332 Londontown Blvd., Suite 200, Sykesville, MD 21784.

ITEM 2.	IDENTITY AND BACKGROUND.

(a), (c), (f)	This Schedule 13D is being jointly filed by (i) Angeleno Investors III, L.P., a Delaware limited partnership (“AILP3”), (ii) Angeleno Global Equities, L.P., a Delaware limited partnership (“AGE”), (iii) Angeleno Group Management III, LLC, a Delaware limited liability company (“AILP3 GP”), (iv) Angeleno Equities Management I, LLC, a Delaware limited liability company (“AGE GP”), (v) Angeleno Group, LLC, a Delaware limited liability company (“Angeleno Group”), and (vi) Angeleno Group Advisors, LLC, a Delaware limited liability company (“AGA”) (collectively, the “Reporting Persons”).

The principal business of AILP3 is making, holding and disposing of investments. AILP3 was not formed for the specific purpose of investing in the securities of GSE. AILP3 GP is, and its principal business is to serve as, the general partner of AILP3 and thus may be deemed to control AILP3. Angeleno Group controls AILP3 GP and thus may be deemed to control AILP3. The principal business of Angeleno Group is investment management.

The principal business of AGE is making, holding and disposing of investments. AGE was not formed for the specific purpose of investing in the securities of GSE. AGE GP is, and its principal business is to serve as, the general partner of AGE and thus may be deemed to control AGE. AGA controls AGE GP and thus may be deemed to control AGE. The principal business of AGA is investment management.

The principals of Angeleno Group are Daniel Weiss, Yaniv Tepper and Zeb Rice, and the principals of AGA are Mr. Weiss and Mr. Tepper (collectively, the “Principals”). Each Principal is a citizen of the United States of America. All information provided in this Schedule 13D with respect to the Principals is being provided solely for purposes of complying with Instruction C to the General Instructions to Schedule 13D.

(b)	The principal executive office of each of Reporting Persons and the Principals is located at 2029 Century Park East, Suite 2980, Los Angeles, California 90067.

(d)-(e)	During the last five years, none of the Reporting Persons or the Principals has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

AILP3 has purchased an aggregate of 781,536 shares of Common Stock on the open market at an aggregate purchase price (excluding trading commissions and related administrative costs) of $1,593,182. AGE has purchased an aggregate of 200,000 shares of Common Stock on the open market at an aggregate purchase price (excluding trading commissions and related administrative costs) of $355,956.

CUSIP No. 36227K106	SCHEDULE 13D	PAGE 9 OF 14 PAGES

The source of the funds used by AILP3 to purchase such shares was working capital of AILP3. The source of the funds used by AGE to purchase such shares was working capital of AGE.

The information set forth in Item 5(c) below is hereby incorporated by reference in response to this Item 3.

ITEM 4.	PURPOSE OF TRANSACTION.

The Common Stock reported in this Schedule 13D were acquired for investment purposes because the Reporting Persons believed that the Common Stock represented an attractive investment opportunity at the time of such acquisition.

Representatives of the Reporting Persons have met with the management of GSE and expect to have a dialogue with management from time to time regarding, among other things, GSE’s operations, strategic direction, capital structure and corporate governance. In addition, the Reporting Persons may communicate with other persons regarding GSE, including, without limitation, the board of directors of GSE, other shareholders of GSE and potential strategic or financing partners.

The Reporting Persons will routinely monitor and assess, among other things, (i) the financial condition, operations, prospects, capital structure and management of GSE, (ii) the value and price of the Common Stock, (iii) relevant business developments, competitive and strategic matters and prevailing industry and market conditions, (iv) alternative investment opportunities available to the Reporting Persons, (v) their liquidity requirements, and (vi) other investment considerations. On the basis of such assessments, one or more of the Reporting Persons may, at any time and from time to time, take such actions with respect to its investment in GSE as it deems appropriate, including, without limitation, (i) proposing measures which it believes would enhance shareholder value, (ii) purchasing additional Common Stock or other securities of GSE, (iii) selling some or all of any securities of GSE held by such Reporting Person or Reporting Persons, or (iv) otherwise changing its intention with respect to any of the matters referenced in this Item 4.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)-(b)	AILP3 beneficially owns 781,536 shares of Common Stock, which represents approximately 4.4% of the outstanding Common Stock.(1) By virtue of their respective control over AILP3, each of AILP3 GP and Angeleno Group may be deemed to beneficially own all Common Stock beneficially owned by AILP3. AILP3 has the sole power to vote and direct the disposition of all Common Stock beneficially owned by AILP3, except to the extent it may be deemed to share such power with AILP3 GP and Angeleno Group by virtue of their control over AILP3.

AGE beneficially owns 200,000 shares of Common Stock, which represents approximately 1.1% of the outstanding Common Stock. By virtue of their respective control over AGE, each of AGE GP and AGA may be deemed to beneficially own all Common Stock beneficially owned by AGE. AGE has the sole power to vote and direct the disposition of all Common Stock beneficially owned by AGE, except to the extent it may be deemed to share such power with AGE GP and AGA by virtue of their control over AGE.

Accordingly, the Reporting Persons may be deemed to beneficially own, in the aggregate, 981,536 shares of Common Stock, which represent approximately 5.5% of the outstanding Common Stock.

(1) All calculations of percentage ownership in this Schedule 13D are based on 17,897,859 shares of Common Stock outstanding as of November 11, 2015, as reported in the Form 10-Q which was filed by GSE with the Securities and Exchange Commission on November 12, 2015.

CUSIP No. 36227K106	SCHEDULE 13D	PAGE 10 OF 14 PAGES

AILP3 and AGE are separate investment funds, each of which pursues its own investment strategy independent from the other. Nevertheless, because there is some overlap in the ownership and control of Angeleno Group and AGA, the Reporting Persons are filing this Schedule 13D jointly in the event they may be deemed to be in a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. AILP3, AILP3 GP and Angeleno Group, on the one hand, and AGE, AGE GP and AGA, on the other hand, disclaim membership in a group with the other. AILP3, AILP3 GP and Angeleno Group disclaim membership in a group with each other, except to the extent AILP3 GP’s control of AILP3, and Angeleno Group’s control of AILP3 GP and thus AILP3, may cause them to be deemed to be in a group with each other. AGE, AGE GP and AGA disclaim membership in a group with each other, except to the extent AGE GP’s control of AGE, and AGA’s control of AGE GP and thus AGE, may cause them to be deemed to be in a group with each other.

Other than shares of Common Stock beneficially owned by AILP3 and AGE, none of the Reporting Persons or the Principals may be deemed to beneficially own any shares of Common Stock.

The filing of this Schedule 13D shall not be construed as an admission that any Reporting Person is the beneficial owner of any of the shares of Common Stock that such Reporting Person may be deemed to beneficially own. In addition, the filing of this Schedule 13D shall not be construed as an admission that any principal, partner, member, director, officer or affiliate of any Reporting Person is the beneficial owner of any of the shares of Common Stock that such Reporting Person may be deemed to beneficially own. Without limiting the foregoing sentence, each of the Principals disclaims beneficial ownership of all shares of Common Stock reported in this Schedule 13D.

(c)	The following table lists all transactions in Common Stock effected during the past sixty days by AILP3. All such transactions were effected on the open market.

Shares of Common Stock Purchased	Weighted Average Price per Share ($)	Date of Purchase
8,800	1.711	11/24/2015
102,959	1.893	12/4/2015
138,720	1.930	12/7/2015
5,600	1.931	12/8/2015
21,377	1.900	12/9/2015
31,480	1.900	12/10/2015
200	1.900	12/11/2015
2,400	1.900	12/14/2015

The following table lists all transactions in Common Stock effected during the past sixty days by AGE. All such transactions were effected on the open market.

Shares of Common Stock Purchased	Weighted Average Price per Share ($)	Date of Purchase
40,000	1.700	11/24/2015
120,000	1.870	12/4/2015

(d)-(e)	Not applicable.

CUSIP No. 36227K106	SCHEDULE 13D	PAGE 11 OF 14 PAGES

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 above and between such persons and any person with respect to any securities of GSE.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS.

Exhibit No.	Description of Exhibit

1	Joint Filing Agreement, dated as of December 17, 2015, by and among the Reporting Persons (filed herewith).

CUSIP No. 36227K106	SCHEDULE 13D	PAGE 12 OF 14 PAGES

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 17, 2015

ANGELENO INVESTORS III, L.P.

By:	Angeleno Group Management III, LLC, its general partner

/s/ Daniel Weiss
	By:	Daniel Weiss
	Title:	Authorized Signatory

ANGELENO GLOBAL EQUITIES, L.P.

By:	Angeleno Equities Management I, LLC, its general partner

/s/ William Miller
	By:	William Miller
	Title:	Authorized Signatory

ANGELENO GROUP MANAGEMENT III, LLC

/s/ Daniel Weiss
By:	Daniel Weiss
Title:	Authorized Signatory

ANGELENO EQUITIES MANAGEMENT I, LLC

/s/ William Miller
By:	William Miller
Title:	Authorized Signatory

CUSIP No. 36227K106	SCHEDULE 13D	PAGE 13 OF 14 PAGES

ANGELENO GROUP, LLC

/s/ Daniel Weiss
By:	Daniel Weiss
Title:	Authorized Signatory

ANGELENO GROUP ADVISORS, LLC

/s/ William Miller
By:	William Miller
Title:	Authorized Signatory

CUSIP No. 36227K106	SCHEDULE 13D	PAGE 14 OF 14 PAGES

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

1	Joint Filing Agreement, dated as of December 17, 2015, by and among the Reporting Persons (filed herewith).